UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, October 1, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)
Issuing Companies deputy management
25 de Mayo 175
Buenos Aires City
Attn.: Management of Issuing Companies
Present

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
Buenos Aires City
Present

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
Buenos Aires City
Present

Ref.: Relevant Event

Dear Sirs:

I am pleased to address you in my capacity as Chief Market Relations Officer of Central Puerto S.A. (the “Company”), in compliance with the provisions of Article 11, Section II, Chapter I, Title II of the Rules of the Comisión Nacional de Valores (National Securities Commission) (N.T. 2013), in order to inform you that the Company has repurchased its own shares under the terms of Article 64 and subsequent articles of the Ley de Mercado de Capitales (Capital Markets Law) No. 26,831 and the rules of the Comisión Nacional de Valores.

In this regard, we inform you that the Company has repurchased book-entry common shares with a par value of ARS $1 (one peso) and entitled to 1 (one) vote each (the “Shares”), under the following details:

Market	Transaction Date	Trade completion Date	Number of Shares	Equivalent Number of Shares	Average Price per Share (ARS)	Total Cash Amount (ARS)
BYMA	10/01/2025	10/02/2025	200,000	200,000	1,253.26	250,651,549
NYSE	-	-	-	-	-	-

Furthermore, please be advised that the acquisitions made on the same day did not exceed 25% of the average daily trading volume of the Company’s shares during the previous ninety (90) business days.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: October 1, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact